[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 15, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attn:  Suzanne Hayes

Re:	Patheon N.V.
Amendment No. 4 to the
Registration Statement on Form S-1
File No. 333-204789

Dear Ms. Hayes:

On behalf of our client, Patheon N.V., a Dutch limited liability company (naamloze vennootschap) (the “Company”), we file herewith Amendment No. 4 to the above-mentioned Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated February 23, 2016 (the “Comment Letter”).

The Company previously filed under the name “Patheon Holdings Coöperatief U.A.” In June 2016, the Company consummated a corporate conversion pursuant to which it converted from a Dutch cooperative with excluded liability for its members (coöperatie met uitgesloten aansprakelijkheid) into a Dutch limited liability company (naamloze vennootschap) and its corporate name was changed to Patheon N.V.

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Prospectus Summary, page 1

1.	We refer to your revised disclosure in the third sentence of the first bullet point on page 7. Please provide comparable disclosure for the 2014 and 2015 periods or explain why it is appropriate to limit your disclosure to the 2013 period.

Response:

The Company has revised the disclosure on page 6 of the Revised Registration Statement in response to the Staff’s comment.

Selected consolidated historical financial data, page 45

2.	We note the removal of your unaudited pro forma consolidated financial information in the most recent amendment to the S-1 registration statement. Please tell us your consideration of providing a pro forma income statement reflecting transactions that have not been reflected for the entire fiscal year ended October 31, 2015 such as:

•	the sale of DPx Fine Chemicals which closed on August 31, 2015;
•	the sale of Biosolutions business in Capua, Italy which closed on July 31, 2015;
•	the spin-off of the BLS business which was completed on July 31, 2015; and
•	the issuance and sale on May 6, 2015 of the Senior PIK Toggle Notes.
The pro forma income statement should assume the transactions occurred at the beginning of the fiscal year presented or November 1, 2014. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

Response:

The Company excluded the financial results of the DPx Fine Chemicals and the Biosolutions business from the continuing operations income statement because both sales met the qualifications for discontinued operations under ASC 205.

Unaudited pro forma consolidated financial information with respect to the BLS spin-off was not included in the Revised Registration Statement because such disclosure was not determined to be material to investors or significant under Article 11 of Regulation S-X. Using the significance tests under Rule 1-02(w) of Regulation S-X, which apply to determining if pro forma information is appropriate under Article 11, no test exceeded the 10% threshold. However, the pro forma impact of the BLS spin-off as if it occurred on November 1, 2014 was included as a footnote to the “Selected Consolidated Historical Financial Data” section of the Revised Registration Statement.

Unaudited pro forma consolidated financial information with respect to the issuance and sale of the Senior PIK Toggle Notes is included in narrative form as part of the “Liquidity and Capital Resources” section. The only impact from the issuance and sale of the Senior PIK Toggle Notes is $25.1 million of interest expense and amortization of deferred financing costs from November 1, 2014 to May 6, 2015.

Results of Operations
Selected Quarterly Information, page 61

3.	Please help us understand why it is appropriate to determine adjusted net income (loss) based on cash tax expense. In this regard, please address the following:

•	How the cash tax expense amount was calculated, reconciling to corresponding amounts reported in your financial statements.
•	What is meant by annual expected or paid cash taxes.
•	Why annual expected or paid cash taxes is divided equally among the four quarters.
•	How the cash tax rate of 18% was determined.
•	How this measure supports your assertion as a useful metric in evaluating the performance of your operating businesses and provides greater transparency into your results of operations.

Response:

In response to this comment and changes in the definition of adjusted net income used by our peers, we revised our definition of adjusted net income to reflect tax expense reported on the income statement rather than cash tax.  In addition, we excluded discrete tax items and applied an estimated tax effect on adjustments within the calculation.  The estimated tax effect was calculated using each jurisdiction’s statutory tax rate, except in the case where the jurisdiction was under a full valuation allowance at the time of the expense, in which we applied a tax rate of 0%.

Adjusted net income is reported to show an additional performance metric that allows investors to see how the Company’s net income is affected by the expenses that the Company excludes in its Adjusted EBITDA calculation. This presentation of adjusted net income is similar to the presentation of adjusted net income by other peer companies. The Company believes this presentation gives investors another useful view of the overall performance of the Company because it demonstrates the underlying results of the business, net of taxes, depreciation and interest.

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Please do not hesitate to contact the undersigned at (212) 735-3416 with any questions or comments regarding this letter.

Sincerely,

/s/ Andrea Nicolas
Andrea Nicolas

cc:	Eric Sherbet, General Counsel and Secretary, Patheon N.V.
Deanna Kirkpatrick, Davis Polk & Wardwell LLP